XenaCare Holdings, Inc.
3275 W. Hillsboro Boulevard, Suite 300
Deerfield Beach, Florida  33442

May 11, 2007

“CORRES”

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

XENACARE HOLDINGS, INC
Registration Statement on Form SB-2
File No. 333-139595

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the above captioned Registration Statement become effective at 4:00 p.m., E.D.T. on Monday, May 14, 2007, or as soon thereafter as practicable.

The undersigned acknowledges to the Staff its awareness of its responsibilities under the Securities Exchange Act of 1934, as amended.  Furthermore, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

XenaCare Holdings, Inc.

By:

/s/ Frank Rizzo

Frank Rizzo

Chief Executive Officer